KRIEG·DEVAULT LLP
ATTORNEYS AT LAW



March 1, 2007

Michael J. Messaglia
Direct Dial: (317) 238-6249
E-mail: mmessaglia@kdlegal.com

John Reynolds, Assistant Director
Office of Emerging Growth Companies
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

> Re: The Estridge Group, Inc.
> Estridge Development Company
> Paul E. Estridge Corp.
> Offering Statement on Form 1-A
> Filed December 29, 2006
> File Nos. 24-10168, 24-10169, 24-10170

Dear Mr. Reynolds:

Enclosed for filing on behalf of The Estridge Group, Inc. (the "Company") are one (1) manually signed and six (6) copies of Amendment No. 1 to the Regulation A Offering Statement on Form 1-A. Three (3) copies are marked to show changes. Changes have been made to clarify and update information and to respond to comments of the Securities and Exchange Commission (the "Commission") dated February 1, 2007, a copy of which is also enclosed.

The Company's responses to the Commission's comment letter are outlined below in the sequential order in which the comments appear in the comment letter immediately following the restated comment of the Commission. The page numbers cited in the responses refer to the Amended Offering Circular.

General

1. Provide us with the legal basis underlying the exemption claimed from the Trust Indenture Act of 1939. We may have additional comment.

    Answer: Pursuant to Section 304(d) of the Trust Indenture Act of 1939 (the "Act") and 17 CFR 206.4a-2, the provisions of the Act do not apply to any security that has been or will be issued in accordance with the provisions of Regulation A.

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2.   Please advise us if you will utilize sales materials in promoting the sale of the shares pursuant to this offering circular. If so, please send us a copy of these materials to review. See Rule 256 of Regulation A.

   Answer: No sales materials will be used in promoting the sale of the subordinated notes.

3.   Prior to the qualification of this offering statement, the staff requests that we be provided with a call from the NASD indicating that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

   Answer: At such time as the NASD has completed its review, we will request that the NASD examiner contact the Commission with this information.

Part I. Notification, page 1

4.   Please revise your responses noted "N/A" to clarify that the item is not applicable.

   Answer: The requested revision has been made to Items 1(c), 1(e), 2(b) and 3(a) of the Offering Statement.

Item 1 – Significant Parties, page 1

5.   For each of the company's directors and officers and for counsel of the company, please revise to include the person's residential address as required by Item 1 of the Form 1-A.

   Answer: The requested revision has been made to Items 1(a) and 1(b) of the Offering Statement.

6.   Please revise your response to Item 1(d) and 1(e) to provide the business and residential addresses.

   Answer: The requested revision has been made to Items 1(d) and 1(e) of the Offering Statement.

7.   We note your response to Item 1(f). It appears to us that the company has promoters. See Rule 405 of the Securities Act of 1933 for the definition of promoter. Revise as appropriate.

   Answer: The requested revision has been made to Item 1(f) of the Offering Statement.

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8.   Revise to provide the addresses in response to Item 1(g).

      Answer: The requested revision has been made to Item 1(g) of the Offering Statement.

9.   Please revise Items 1(j), 1(k), and 1(m) to include the person's residential address as required by Item 1 of the Form 1-A.

      Answer: The requested revisions have been made to Items 1(j), 1(k) and 1(m) of the Offering Statement.

Item 4 – Jurisdictions in Which Securities Are to be Offered

10.   Revise to clarify the methods by which the securities are going to be offered and describe how buyers will be solicited.

      Answer: The requested revision has been made to Item 4 of the Offering Statement.

11.   Clarify whether the officers and directors will be offering the securities.

      Answer: No officer or director of the Company will be offering the securities.

12.   Please supplementally advise us whether Indiana Securities LLC is registered as a broker-dealer. We may have further comment.

      Answer: Indiana Securities, LLC is registered as a broker-dealer.

13.   Revise the disclosure to note, if true, that the securities have been or will be registered in the noted jurisdictions.

      Answer: The requested revision has been made to Item 4(a) of the Offering Statement.

Offering Circular Cover Page

14.   We note that you have left blank the interest rate percentages and the maturity dates for the three tranches of subordinated debentures. We also note that you have left blank other information throughout the Form 1-A. Please be advised that there is no ability to file a post effective amendment to the Form 1-A. Therefore, you must determine the offering terms prior to the qualification of the Form 1-A.

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Answer: The blanks on the cover page and the remainder of the Offering Circular relating to the pricing of the offering have been completed. The remainder of the blanks relate to dates that cannot be completed until the SEC completes its review. At the time the Company requests effectiveness, a final offering statement with the dates completed will be filed.

15. Please revise to indicate the aggregate dollar amount of three year notes, five year notes and eight year notes being offered.

Answer: The requested revision has been made to the Offering Circular cover page.

16. Please clarify your statement "or such later date not to exceed thirty (30) days" to indicate that the termination date may be extended for an additional thirty days.

Answer: The requested revision has been made to the Offering Circular cover page.

17. Revise to indicate the ending date of the offering if the minimum is reached by the termination date.

Answer: The requested revision has been made to the Offering Circular cover page.

18. Please revise to indicate the approximate date of commencement of the proposed sale to the public.

Answer: At such time as the SEC has completed its review and prior to the effective date of the offering, the Company will insert a date to indicate that sales will commence following effectiveness and will provide a final marked copy to the SEC.

19. We note your reference to the "Placement Agent" throughout the offering circular. Please revise to identify the "Placement Agent."

Answer: The requested revision has been made to the Offering Circular cover page.

20. We note your statement that "as of September 30, 2006, the total Senior Indebtedness *would have been* approximately $87.2 million." (Emphasis added.) Please revise to indicate what the total Senior Indebtedness was as of September 30, 2006.

Answer: The requested revision has been made to the Offering Circular cover page.

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Offering Circular Summary, page 1

21. Please identify the Estridge Companies' state of incorporation.

     Answer: Page 1 of the Offering Circular has been revised to indicate that each of the Estridge Companies were incorporated or organized, as appropriate, in the State of Indiana.

22. Provide support for the company's statement that "[t]he companies...built a solid reputation for building the finest custom homes in the Indianapolis area." The basis for comparative factual assertions and for your beliefs in certain qualitative statements must be clear from the text of the offering circular or provided supplementally to us. We also note your statement, in the business section, that "we are able to deliver consistent quality at affordable prices because of our depth of management experience, vertically integrated operations and responsiveness to customer desires." Revise the disclosure throughout the document to address our concerns, or advise us supplementally as necessary.

     Answer: The Offering Statement has been revised to omit comparative factual assertions and qualitative statements. Specifically, such statements were deleted on pages 1 and 11.

23. Please provide the basis for the statement that "the Estridge Companies...[are] one of the largest homebuilders in the area."

     Answer: The Offering Statement has been revised to omit the statement.

24. Please revise to briefly describe the business conducted by the company's subsidiaries and affiliates companies noted in this section.

     Answer: The requested revisions have been made to page 1 of the Offering Circular.

25. In the last paragraph on this page you disclose the company's 2006 and 2005 net loss/income on a "stand alone basis". However the amounts reported in this disclosure agree to the 2006 and 2005 net loss/income disclosed in the consolidated statements of operations on page F-5. You also state the 2006 net loss was "less on a 'consolidated basis' as the Estridge Companies reported a consolidated net loss of $2.0 million due to the 'other Estridge Companies' experiencing net income of $933,000." Since the statements of operations presented on page F-5 apparently include all consolidated subsidiaries and variable interest entities, please clarify the meaning of "stand alone basis", "consolidated basis" and the "other Estridge Companies."

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Answer: The disclosure on page 1 of the Offering Circular has been revised.

The Offering, page 3

26. Revise to indicate that the interest will be computed on the basis of a 360 day year of 12, 30 day months.

    Answer: The requested revision has been made to page 3 of the Offering Circular.

Risk Factors, page 5

27. We note your statement that the "risks and uncertainties discussed below are in addition to those that apply to most businesses generally. In addition, as we continue to grow and operate our business, we may encounter other risks of which we are not aware at this time." You should not reference risks that are not deemed material. Revise to delete the noted statements.

    Answer: The requested deletion has been made to page 5 of the Offering Circular.

28. Please revise your risk factor subheadings to state the material risk to potential investors. In this regard, your headings should disclose the <u>consequences</u> to the investor or to the company, should the risk materialize. Some of your subheadings merely state facts or describe uncertainties and do not adequately reflect the risks that follow. Please revise your subheadings to succinctly state the risks. In addition, please revise the risk factor narratives to state succinctly the risks and only those risks disclosed in the subheadings.

    Answer: The risk factors have been revised as requested.

29. Revise risk factor 16 to indicate the "certain additional selected states" where the Notes are being offered for sale.

    Answer: The requested revision has been made to risk factor 16.

The Estridge Companies have experienced losses, page 6

30. In this risk factor (and in the second paragraph on page 17) you state in, "in 2006, both the Company and the Estridge Companies experienced substantial losses, where expenses exceeded revenues by $3 million and $2 million, respectively." Please reconcile these amounts to the financial statements and revise the document accordingly.

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Answer: The disclosure in the referenced risk factor and the paragraph referenced on page 17 have been revised to be consistent with the financial statements.

Use of Proceeds, page 10

31.   Please revise to fill in the blank spaces.

    Answer: The information required by the blank spaces has been provided.

32.   Please disclose in detail how the company expects to use the proceeds allocated to working capital.

    Answer: The Offering Circular has been revised on page 10 to disclose in detail how the Company intends to use the proceeds of the offering.

Capitalization, page 11

33.   Revise to provide the "as adjusted for minimum" column information.

    Answer: The "as adjusted for minimum" column information has been provided.

Business, page 11

34.   The offering circular must be revised to address in detail the company's business, its current state of operations, and the structure of the company's business along with the other material aspects of your business. The disclosure must provide investors with sufficient information to allow them to evaluate the risks and merits of the investment. Substantially revise your disclosure throughout the Offering Circular to address our concerns. We may have further comment.

    Answer: The "Business" section of Offering Circular (pages 11-18) has been revised as requested.

35.   Please revise to describe in detail the operations of each of the company, the guarantors, and the subsidiaries of the company along with the company's affiliates noted in the offering circular summary section.

    Answer: The operations of each of the Company, the guarantors and the subsidiaries and affiliates of the Company are described on pages 29-32.

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36.   Please revise to describe how the company, its subsidiaries and affiliates are vertically integrated.

      Answer: The Offering Circular has been revised under the caption "Integrated Operations" on page 13 to describe how the Company, its subsidiaries and affiliates are vertically integrated.

37.   Please revise to address in detail the business conducted by First Mile Entertainment, LLC, First Mile Capital, LLC, First Mile Services, LLC and First Mile Investments, LLC.

      Answer: A description of the business conducted by First Mile Entertainment, LLC, First Mile Capital, LLC, First Mile Services, LLC and First Mile Investments, LLC has been provided on page 32 of the Offering Circular.

38.   Please revise to address in detail the business conducted by Estridge Investments, LLP and FirstSource Capital, LLC.

      Answer: A description of the business conducted by Estridge Investment Co., LLP and FirstSource Capital, LLC, has been provided on pages 31 and 32 of the Offering Circular.

39.   Please discuss the business conducted by BCE Associates IV which is listed as an affiliate in Part I of the Offering Statement.

      Answer: A description of the business conducted BCE Associates IV has been provided on page 31 of the Offering Circular.

Product Design and Quality, page 11

40.   Please provide the basis for the statements that "The Estridge name has long been associated with quality construction and customer satisfaction. This has resulted in satisfaction ratings by our customers over 95% and referral rates of over 40%."

      Answer: The Offering Circular has been revised to omit the statement on page 11, that "The Estridge name has long been associated with quality construction and customer satisfaction." The statement that "This has resulted in satisfaction ratings by our customers over 95% and referral rates of over 40%" has been clarified to indicate that such statement is based upon customer satisfaction surveys conducted by an independent consulting company, Woodland, O'Brien & Associates.

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Employees, page 16

41. Please revise to indicate the number of persons employed by each of the company's affiliated entities. Also consider indicating the number of employees in each type of position.

   Answer: The Offering Circular has been revised on page 17 to clarify that all employees are employed by the Company.

2006 Financial Results, page 17

42. Please provide a percentage breakdown of the revenue and net income earned by the company and each of its industry segments.

   Answer: Paragraph No. 9 of SFAS 131 provides that it applies to "public business enterprises." For this purpose, "public business enterprises" is defined to include "those business enterprises that have issued debt or equity securities that are traded in a public market (a domestic or foreign stock exchange or an over-the-counter market, including local or regional markets), that are required to file financial statements with the Securities and Exchange Commission, or that provide financial statements for the purpose of issuing any class of securities in a public market." The Company does not believe that it falls within the definition of a "public business enterprise".

   Moreover, separate reporting of segment information will not add significantly to an investor's understanding of the Company. The revenue generated by the affiliated entities in question amounts to less than 3% of the total revenue of the Company and is therefore immaterial.

   Based upon the foregoing, the Company does not believe that SFAS 131 is applicable to it and requests the concurrence of the Staff that segment reporting is not required in this instance.

43. Please revise to include a Management's Discussion and Analysis section in accordance with Item 303(b) of Regulation S-B. We consider the information in the MD&A section as necessary to provide investors with the material information necessary to make an informed investment decision.

   Answer: A Management's Discussion and Analysis section has been included on pages 18-25 of the Offering Circular.

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44. We note your statement that "these closings, had they occurred, would have allowed us to be profitable in 2006." We are unclear as to the reasonable basis for your statement considering the closings did not occur. Any projections must be reasonably objective and have persuasive support as required by Item 10 of Regulation S-B. Please revise to delete the noted statement from the offering circular.

     Answer: The statement was deleted from the Offering Circular.

45. Please describe any agreements that the company has entered into with lending institutions. Please list in tabular format loans to the companies and the material terms of the loans.

     Answer: The information requested is provided in Note D to the Consolidated Financial Statements of the Company at page F-16 and is cross referenced in the MD&A.

Recent Events, page 17

Loan Covenants, page 17

46. We note you indicate that the company is in violation of loan covenants with National City Bank. Supplementally advise us whether non compliance with the loan covenants with National City Bank affects any other loan agreements and their loan covenants.

     Answer: The Company refinanced certain of the homes that resulted in the National City Bank letter, and National City Bank has waived the remaining issue causing the non-compliance. As a result, the Company does not believe that any other loan agreements are affected. The disclosure regarding "Recent Events" on page 25 of the Offering Circular has been revised to disclose the waiver.

47. Please revise to update the disclosure regarding the company's compliance with the loan covenants with National City Bank.

     Answer: See our answer to comment No. 46 above.

48. We note that the company states it has outstanding borrowings from National City Bank of $2.2 million. We also note that as of 9/30/06, the company's borrowings from this entity were $3.5 million. Please revise to disclose the date $2.2 million was outstanding on this loan.

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Answer: The disclosure has been revised to delete the reference to the amount of the borrowings as of a specific date.

Description of Property, page 18

49. Please identify the lessors of the described properties.

Answer: The lessors of the properties described on page 26 of the Offering Circular have been identified.

50. Please revise to clarify the suitability, adequacy and extent of utilization of the office space and the design studio.

Answer: The requested revision has been made to page 26 of the Offering Circular.

51. We note your statement that you lease your office space from an unrelated party and that you lease your design studio from an unrelated third party. We also note your statement later in the Offering Circular that the company leases office space from Estridge Investments, LLP. Please address what office space is leased from Estridge Investments, LLP.

Answer: The office space that was previously used as the headquarters for the Company is leased from Estridge Investment Co., LLP. That office space is currently subleased by the Company to third-parties. The Offering Circular has been revised on page 31 to clarify what office space is currently leased by the Company from Estridge Investment Co., LLP.

Management, page 18

52. Please briefly clarify that the "Development Company" is Estridge Development Company, Inc. and the "Custom Company" is Paul E. Estridge Corp.

Answer: Pages 26 and 27 of the Offering Circular have been revised to clarify that the "Development Company" is Estridge Development Company, Inc. and the "Custom Company" is Paul E. Estridge Corp.

53. Please list the ages of the directors, executive officers and significant employees as required by Item 8 of Form 1-A.

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> **Answer:** The ages of the directors, executive officers and significant employees has been disclosed on pages 27 and 28 of the Offering Circular.

54. Please disclose the period during which each director and executive officer has served in their positions.

   Answer: The period during which each director and executive officer has served in their positions is disclosed on pages 27 and 28 of the Offering Circular.

Security Ownership of Management and Certain Securityholders, page 21

55. In the table, please include a line item for all officers and directors as a group. See Item 10 of Model B.

   Answer: The table has been revised to include a line item for all officers and directors as a group.

56. Please provide a summary of the management and a description of Ameritage Homes, LLC, First Mile Services, LLC, and Estridge Design Services, LLC.

   Answer: It has been noted on page 30 that the officers and directors of the Company serve in the same capacities as the officers and directors of Ameritage Homes, LLC, First Mile Services, LLC, and Estridge Design Services, LLC. A description of Ameritage Homes, LLC, First Mile Services, LLC, and Estridge Design Services, LLC has been provided on page 32.

57. Please revise to address whether BCE Associates IV is managed by the Development Company.

   Answer: The Offering Circular has been revised on page 31 to indicate that BCE Associates IV is managed by the Development Company.

58. Please revise to indicate the amount of the fixed priority return that is guaranteed by the Estridge Development Company and The Estridge Group, Inc.

   Answer: The Offering Circular has been revised on page 31 to indicate that the amount of the fixed priority return is 19.5%.

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59. We note that the limited liability companies and the lot sales agreements are structured so that the third-party equity investors are paid a fixed priority return. Please file as exhibits to the Form 1-A a form of a lot sales agreement and the operating agreements for BCE Associates I, II, III and IV or advise us why they are not required to be filed.

    Answer: The requested documents are attached as exhibits 6.13, 2.8, 2.9, 2.10 and 2.11 to the Form 1-A, respectively.

Certain Transactions, page 23

60. Please specifically describe any affiliate transactions as required by Item 11 of Form 1-A. We note that Paul B. Estridge Corp. has various notes payable to related parties. We also note that Estridge Development Company has a note payable to Paul Estridge, Sr. We may have further comment.

    Answer: A description of the affiliate transactions has been added at pages 32 and 33 of the Offering Circular.

Description of the Subordinated Notes, page 23

61. We note your statement that "[t]he following statements are brief summaries of <u>certain provisions</u> of the Indenture and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definitions therein of certain terms." (Emphasis added). Please revise to indicate that the disclosure addresses the material provisions of the Indenture.

    Answer: The disclosure on page 33 has been revised to indicate that the disclosure addresses the material provisions of the Indenture.

62. Please revise to clarify whether the Indenture contains provisions requiring the maintenance of any financial ratios.

    Answer: The offering statement has been revised on page 36 to disclose that, other than with respect to shareholders equity, the Indenture does not contain any provisions specifically requiring the maintenance of any financial ratios. We note supplementally, however, that the Indenture requires that the Company comply with the requirements of its senior lenders, some of which require the Company to maintain certain financial ratios from time to time.

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Guarantees of the Notes, page 24

63.   We note that the Guaranty Agreement indicates that Paul E. Estridge may become liable for payment of the guaranteed obligations. Please describe the material terms of the guarantees specifically address that Paul E. Estridge may become liable for the guaranteed obligations. Describe the Reimbursement Agreement.

Answer: The material terms of the Guaranty Agreements and the Reimbursement Agreement have been disclosed on page 34 of the Offering Circular.   Additionally, the form of Reimbursement Agreement is attached as Exhibit 3.4 to the Form 1-A.

64.   We note that the Note indicates that "[n]o recourse for the payment of the principal of or interest on this Note, or for any claim based hereon or otherwise in respect hereof, and no recourse under or upon any obligation, covenant or agreement of the Company in the Indenture or any indenture supplemental thereto or in any Note, or because of the creation of any indebtedness represented thereby, shall be had against any member, manager, incorporator, stockholder, officer or director, as such, past, present or future, of the Company or of any successor corporation ... all such liability being ... expressly waived and released by each holder of this Note." We also note that the Guaranty Agreement indicates that Paul Estridge may become liable for the guaranteed obligations. Please revise the Note to clarify whether Paul Estridge may become liable for the guaranteed obligations. We may have further comment.

Answer: The Note has been revised to indicate as follows:

"Except as expressly provided to the contrary in the Guaranty Agreements entered into by Estridge Development Company, Inc. and Paul E. Estridge Corp. (the "Guarantors") in favor of and for the benefit of the Trustee, as agent for the Noteholders, and the Reimbursement Agreement entered into between Paul E. Estridge, Jr. and the Guarantors, no recourse for the payment of the principal of or interest on this Note, or for any claim based hereon or otherwise in respect hereof, and no recourse under or upon any obligation, covenant or agreement of the Company in the Indenture or any indenture supplemental thereto or in any Note, or because of the creation of any indebtedness represented thereby, shall be had against any member, manager, incorporator, stockholder, officer or director, as such, past, present or future, of the Company or of any successor corporation, either directly or through the Company or any successor corporation, whether by virtue of any constitution, statute or rule of law or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as a part of the consideration for the issue hereof, expressly waived and released by each holder of this Note."

Plan of Distribution, page 29

65.   Please revise to indicate that Indiana Securities, LLC is an underwriter or advise us of the basis for your determination that Indiana Securities, LLC is not an underwriter. See Section 2(a)(11) of the Securities Act of 1933.

        Answer: Indiana Securities, LLC is functioning solely as a placement agent, and not as an underwriter, in connection with this offering. Indiana Securities will only sell the Notes on a best efforts basis, as placement agent. A copy of the Placement Agent Agreement was previously filed as Exhibit 2.1 to the Form 1-A.

Glossary of Terms, page 31

66.   We note your statement that [n]either delivery of this Offering Circular nor any sale made hereunder shall under any circumstances create an implication that information contained herein is correct as of any time subsequent to the date hereof." In light of Rule 253(e) of Regulation A, please remove the noted statement.

        Answer: The statement has been deleted.

Financial Statements, page F-1

67.   The financial statements should be updated as necessary to comply with paragraphs (1) and (2) of Part F/S of Form 1-A at the qualifying date and at the filing date of any amendment.

        Answer: Because the Company's fiscal year ended on September 30, 2006, the Company hereby requests that it be granted a waiver of the requirement contained in Part F/S of Form 1-A, that it submit a Balance Sheet as of a date within 90 days prior to the filing of the Offering Statement.

Consolidated Balance Sheet, page F-3

68.   Please revise to present the minority interest in variable interest entities outside of permanent equity for each period presented. Similarly, revise the presentation in the statement of stockholders' equity.

Answer: As discussed in our conference call on February 15, 2007, the Company's presentation of "Minority equity in variable interest entities" is consistent with the FASB exposure draft dated June 30, 2005 titled *"Consolidated Financial Statements, Including Accounting and Reporting of Noncontrolling interests in Subsidiaries"*, a replacement to ARB No. 51, which provides for the accounting and reporting in equity interests of noncontrolling stockholders to be accounted and reported as equity separately from the primary beneficiary's equity. The Company implemented the exposure draft during the year ended September 30, 2006, as management believes classification of "minority equity in variable interest entities" as a separate component to Stockholders' Equity is the most accurate representation of its interests in these variable interest entities. A disclosure of this presentation has been added to Note S of the financial statements. Other private companies like the Company are reporting their variable interest entities in their equity sections.

Note A — Nature of Operations and Summary of Significant Accounting Policies. Page F-8

Segment Information

69. We note the businesses of FSC, EDS and First Mile are different than your primary business. Please revise to disclose your accounting policies with respect to segments, and to provide the disclosures required by paragraph 25 of SFAS 131.

    Answer: The requested disclosure has been added to Note A of the financial statements under the caption "Segment Information".

    SFAS No. 131, paragraph 9 states "[t]his statement applies to public business enterprises. Public business enterprises are those businesses that have issued debt or equity securities that are traded in a public market (a domestic or foreign stock exchange or an over-the-counter market, including local or regional markets), that are required to file financial statements for the purpose of issuing any class of securities in the public market."

    As previously noted, the Company does not believe it falls within the definition of a "public business enterprise". Accordingly, the Company has not made segment disclosures. The Company's only material segment is home building; the consolidated companies First Mile, FSC, EDS and EIP combined represent less than 3% of consolidated revenue.

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Nature of Operations page F-8

70. You state that the financial statements include subsidiaries Ameritage, PEEC and First Mile. We note that you do not mention the consolidation of subsidiaries First Mile Entertainment, LLC, First Mile Capital, LLC or First Mile Investments, LLC, as listed under "Item 1. Significant Parties." You also appear to exclude these companies from your discussion of what is included in the Consolidated Summary Financial Data on page 1. Please tell us why these companies appear to not be consolidated in the financial statements and revise your disclosures to clarify. We also note you do not list BCE Associates IV, LLC as a consolidated variable interest entity. Please advise and revise your disclosures as appropriate.

   Answer: The subsidiaries of First Mile are consolidated in the financial statements of First Mile, and, as such are included in the consolidated financial statements. BCE IV is not included in the consolidated financial statements, as operations commenced on November 3, 2006, which is subsequent to the Company's fiscal year end of September 30, 2006. Disclosures in "Significant Parties" and in Note A to the financial statements have been revised to clarify these points.

Revenue and Cost Recognition, page F-8

71. We note your disclosure that the company and Ameritage utilize the deposit method of recognizing revenue under SFAS 66. Revise to disclose where on the balance sheet you account for cash received from the buyers subject to sales contracts. Expand your disclosures to more fully describe the revenue cycle for these transactions, including the reasons why you believe that the use of the full accrual method of revenue recognition under SFAS 66 is not appropriate.

   Answer: Disclosures in Note A to the financial statements have been revised to fully describe the Company's revenue recognition policies.

72. You state that revenues for First Mile, EIP, and FSC are generally recognized when services are rendered. Revise to provide your accounting policy for recognizing revenue for these entities in accordance with Staff Accounting Bulletin (SAB) Topic 13. It appears these three companies are in different industries, and accordingly, your disclosures should be different for each of these companies. Also, clarify any exceptions in your revenue recognition policies as you state the revenues for these companies are generally recognized when services are rendered.

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Answer: Disclosures for First Mile, EIP, and FSC have been removed. Under the provisions of SFAS 131, paragraph 19, and EITF 04-10, paragraph 4, these companies do not meet the aggregation criteria of a reportable segment. As described under comment No. 69 above, these companies are immaterial, cumulatively comprising less than 3% of consolidated revenue.

73. Please revise to clarify how your revenue recognition policy with respect to BCE I, BCE II, BCE III and EDC complies with SFAS 66 and SAB 13, as applicable. Also, since you state that these entities recognize revenue upon the sale of completed lots to related parties, please clarify whether there are material transactions with related parties which have not been eliminated in consolidation. If so, please provide the disclosures required by paragraph 2 of SFAS 57.

   Answer: Disclosures in Note A to the financial statements have been revised to fully describe the Company's revenue recognition policies. Revenues for EDC, BCE I, BCE II, and BCE III are all from related parties included in the consolidated financial statements; therefore, these revenues have been eliminated in consolidation.

74. In paragraph 46 of SFAS 66, we note the conditions that must be met in order for the percentage of completion method to be used. Please explain to us why you consistently apply this method to PEEC transactions where the customer already owns the land on the site the home is to be constructed. Also tell us why this method is not used for TEG or Ameritage.

   Answer: Disclosures in Note A to the financial statements have been revised to fully describe the Company's revenue recognition policies. Revenues for TEG and Ameritage are recognized in accordance with Statement of Financial Accounting Standard 66 (SFAS 66) when a formal closing has occurred, the buyer has made the required minimum down payment, the buyer has obtained necessary financing, the risks and rewards of ownership are transferred to the buyer, and the Companies have no continuing involvement with the property. These requirements are met at the formal closing for TEG and Ameritage. Revenues for PEEC are also recognized when these requirements are met. The percentage of completion method is used only on PEEC transactions where the appropriate conditions are met. In these transactions, PEEC acts as a general contractor, constructing homes on land owned by the customer.

75. Revise to disclose your policy for recognizing revenue for EDS.

KRIEG · DEVAULT LLP

Answer: Disclosures for EDS have not been included. Under the provisions of SFAS 131, paragraph 19, and EITF 04-10, paragraph 4, EDS does not meet thresholds of a reportable segment. EDS accounted for approximately 1/10 of 1% of consolidated revenue.

Lot Inventory and Land Development Costs and Construction in Process, page F-9

76. Please revise to disclose the nature of the costs included in land development costs and construction in process. Describe the life cycle of your business, including the total amount of time it takes to develop a lot and sell the home, and address why all of your inventory is classified as short term.

   Answer: The Company revised the presentation of its consolidated financial statements by removing current assets and current liabilities. This revised presentation is consistent within the industry and all home builders researched in the SEC Edgar database under the "Real Estate – Residential Construction" industry code. As a result, the classification on the consolidated balance sheet is no longer applicable. The Company added disclosures in Note A to the financial statements to describe its accounting policies for lot inventory and land development costs and construction in process.

77. Revise your disclosures to state whether your inventory is evaluated for impairment under ARB 43, SFAS 144 or other applicable guidance, and why you believe that such guidance is applicable based on the classification of your inventory.

   Answer: Requested disclosure to address impairment evaluation has been added to Note A of the financial statements.

78. Disclose the total dollar amount and number of properties included in inventory that are subject to sales contracts. Refer to paragraph 65 of SPAS 66.

   Answer: Requested disclosure regarding inventories subject to sales contracts has been added to Note A of the financial statements.

Property, Equipment, and Depreciation page F-9

79. We note that it appears that significant disposals of both property and equipment and intangible assets occurred during the year ended September 30, 2006. Please revise your disclosures to include the material terms of these dispositions. Tell us whether any proceeds were received for these disposals and whether any gain or loss was recorded for each transaction. If so, please revise your cash flow statement disclosures accordingly.

KRIEG · DEVAULT LLP

> **Answer:** All asset disposals represented the write off of fully depreciated assets no longer in use; therefore, there were no cash proceeds and no impact on total assets, total liabilities, total equity, or net income. As described in the answer to comment No. 82, certain assets previously classified as intangibles have been reclassified to property and equipment.

Reserve for Warranty Costs, page F-10

80. Revise to provide all of the disclosures required by paragraphs 13 and 14 of FIN 45.

    > **Answer:** The Company has revised Note A to the financial statements to include all required disclosures.

81. In the second to last paragraph on page 15, you state your HomeLife Maintenance and Reliability Program provides homeowner warranty insurance from "Residential Warranty Company" and this coverage is for "ten years for structural matters, four years for structural matters ...." Clarify the nature of Residential Warranty Company. Clarify if you bear the ultimate responsibility for paying your customers for matters covered under this policy, and if so, if you have included the potential amount of liability in your warranty reserve. Tell us if you or the customers pay the premiums for the insurance from Residential Warranty Company.

    > **Answer:** The Company bears the ultimate responsibility for all repairs under its warranty, as well as under the purchased warranty coverage. The costs of the warranty policy are paid by the Company. The Company has revised the disclosures on page 16 and in Note A to the financial statements to clarify responsibilities and obligations related to warranties.

Note B — Intangible Assets, page F-12

82. Per SOP 98-5, *Reporting on the Costs of Start-Up Activities*, all costs of startup activities, should be expensed as incurred and per SFAS 2, costs of research and development activities are charged to expense when incurred. Please describe the nature of your "Start up and pre-development costs" as well as the "Marketing Development costs" and explain to us why you have capitalized these costs as intangible assets. Provide us with the source in the accounting literature that supports your presentation. We may have further comment upon review of your response.

KRIEG · DEVAULT LLP

Answer: The caption "Start up costs" used in the Company's financial statements does not pertain to start up costs as defined in SOP 98-5. This term is used by the Company in its internal reporting to describe furniture and equipment in model homes. Accordingly, the Company has reclassified these assets to property and equipment. Pre-development costs primarily consist of deposits under land option agreements. These costs have been reclassified as part of the recording of "Consolidated Land Inventory Not Owned" as addressed in comment No. 82. Marketing development costs relate to the development and production of marketing collateral (printed materials and product and company marketing DVD's). Supplies of this collateral material are purchased by the Company and used over various periods of time. In the Company's revised presentation of the balance sheet described in the answer to comment No. 76 above, marketing development costs are included in "Other assets". With the corrected presentation of these assets, Note B to the financial statements pertaining to intangible assets has been deleted.

Note E - Debt and Credit Arrangements, page F- 14

83. Tell us if any of this debt has been assumed by buyers. If so, disclose the total dollar amount of debt assumed, your accounting treatment for any subsequent collections of principal and interest by the buyers, and where this is accounted for in the balance sheet.

   Answer: None of the Company's debt has been assumed or is assumable by buyers.

Note J - Stockholder and Variable Interest Entities Equity, page F-23

Common Stock page F-23

84. Please revise to disclose the nature and purpose of the issuance of 491,274 shares of common stock that is described as an equity contribution in the statement of changes in stockholders' equity. If the stock was not issued in exchange for cash, tell us how you valued the issuance of these shares.

   Answer: Disclosures related to the issuance of shares have been revised in Note I of the financial statements.

Equity of Variable Interest Entities, page F-23

85. Revise to provide all of the disclosures required by paragraphs 23-26 of FIN 46(R) in a note to the financial statements.

KRIEG · DEVAULT LLP

Answer: The Company has added all required disclosures to Note S of the financial statements.

Note N - Purchase Commitments, page F-26

86. Revise to clarify if and when you are required to pay the commitments discussed in this footnote. Clarify if you are required to pay the amounts as of a certain date or if a certain event transpires. Disclose whether you have option contracts for these commitments. Disclose if any of the purchase commitment amounts are included as liabilities in the balance sheet. Clarify if the finished lots you acquire, as discussed on page 12 represent a material portion of the commitments discussed in this footnote.

    Answer: The Company deleted the referenced Note to the financial statements and consolidated all amounts related to land purchase options and commitments as required by FIN 46. All disclosures required under FIN 46 have been added to Note A and Note S of the financial statements.

Note S - Commitments and Contingencies, page F-28

87. We note the settlement regarding environment clean-up as well as the disclosures regarding other potential environmental liability issues in the non-financial portion of the document. Please tell us if you may incur costs related to reclamation and remediation. Revise to discuss your potential environmental remediation obligations in the footnotes. Tell us how you determined the amount of any recognized liability or discuss how you concluded no liability was necessary. Describe your consideration of all relevant facts and circumstances. Refer to SOP 96-1 and SAB Topic 5Y and explain how you have addressed the relevant guidance and the basis for your accounting treatment.

    Answer: The Company revised Note Q to the financial statements to include all disclosures required under SOP 96-1.

Exhibits

88. Prior to qualification of the Form 1-A, please revise to file the final executed Indenture of Trust, Corporate Guarantee and Escrow Agreement as exhibits to the Form 1-A.

    Answer: Prior to qualification of the Form 1-A, the Company will file the executed Indenture of Trust, Corporate Guarantee and Escrow Agreement as exhibits to the Form 1-A.

KRIEG·DEVAULT LLP

89. File the Reimbursement Agreement between the guarantors and Paul E. Estridge, Jr. as an exhibit to the Form 1-A.

   Answer: The form of the Reimbursement Agreement is filed as exhibit 3.4 to the Form 1-A.

90. Please file your legality opinion with your next amendment.

   Answer: The legality opinion is filed as exhibit 11.1 to the Form 1-A.

91. We note your statement that "pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons...." Revise to provide the language noted on the Signatures page of Form 1-A regarding the offering statement.

   Answer: The Offering Statement has been revised as requested.

92. As required by Instruction I to the Signature requirements of the Form 1-A, the signatures of the chief executive officer and the chief financial officer must be included. Please include the appropriate signatures or titles.

   Answer: The Offering Statement has been revised to include the appropriate signatures.

   If you or any member of the Staff has any questions concerning the responses provided herein on the document discussed herein, please do not hesitate to contact me.

Sincerely,



Michael J. Messaglia

Enclosures